SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

CALIFORNIA COASTAL COMMUNITIES, INC.
(Name of Issuer)

              Common Stock
(Title of Class of Securities)

                        129915203
(CUSIP Number)

                   December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No.: 129915203	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MURRAY CAPITAL MANAGEMENT, INC. 13-3832203

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 494,334 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 494,334 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,334

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%

12	TYPE OF REPORTING PERSON* IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.: 129915203	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MARTI P. MURRAY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ms Murray is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 494,334 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 494,334 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,334

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%

12	TYPE OF REPORTING PERSON* IN, HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends the Statement on Schedule 13G, dated January 27, 2004, as amended, which was filed on behalf of Murry Capital Management, Inc. and Marti P. Murray (collectively, the “Reporting Persons” and each, a “Reporting Person”). Only those items relating to the Reporting Persons as to which there have been changes are included in this Amendment No. 2.

Item 1(a). Name of Issuer:

California Coastal Communities, Inc. (the “Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

6 Executive Circle, Suite 250, Irvine, CA 92614

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Place of Business Office, or if none, Residence; and Citizenship:

1.	Murray Capital Management, Inc. 680 Fifth Avenue New York, NY 10019 A corporation organized under the laws of the State of Delaware and registered investment adviser.

2.	Marti P. Murray c/o Murray Capital Management, Inc. 680 Fifth Avenue New York, NY 10019 Ms. Murray is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.05 per share, of the Issuer

Item 2(e).	CUSIP Number:

129915203

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) (b) (c)	Amount beneficially owned: See Item 9 of cover page for each Reporting Person. Percent of class: See Item 11 of cover page for each Reporting Person. Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 of cover page for each Reporting Person.

(ii)      Shared power to vote or to direct the vote: See Item 6 of cover page for each Reporting Person.

(iii)      Sole power to dispose or to direct the disposition of: See Item 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition: See Item 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

MURRAY CAPITAL MANAGEMENT, INC. /s/ Marti P. Murray Name: Marti P. Murray Title: President /s/ Marti P. Murray Marti P. Murray